Filed Pursuant to Rule 433
Registration Statement No. 333-259205

Key Terms (Subject to Change):
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78016NEX1
Trade Date:	June 30, 2023
Issue Date:	July 6, 2023
Valuation Date:	December 30, 2025
Maturity Date:	January 5, 2026
Reference Index:	S&P 500® Index
Observation Dates and Coupon Payment Dates:	Quarterly, beginning in September 2023
Contingent Coupon Rate:	8.50% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if the closing level of the Reference Index is greater than or equal to the Coupon Barrier.
Call Feature:	The Notes may be called at our discretion on any Coupon Payment Date beginning in December 2023 (other than the final Coupon Payment Date), if we send prior written notice.
Call Amount:	If we call the Notes, we will pay the principal amount, plus the applicable Contingent Coupon (if payable).
Coupon Barrier:	75% of the Initial Level.
Trigger Level:	70% of the Initial Level.
Payment at Maturity:
If the Notes are not previously called, we will pay you at maturity an amount based on the Final Level:
For each $1,000 in principal amount:
•          If the Final Level is greater than or equal to the Coupon Barrier, $1,000 plus the final Contingent Coupon.
•          If the Final Level is less than the Coupon Barrier, but greater than or equal to the Trigger Level $1,000. (The final Contingent Coupon will not be payable in this case.)
•          If the Final Level is less than the Trigger Level, you will lose 1% of the principal amount for each 1% decrease in the level of the Reference Index, and the final Contingent Coupon will not be payable.

Initial Level:	The closing level of the Reference Index on the Trade Date.
Final Level:	The closing level of the Reference Index on the Valuation Date.
Product Characteristics
•	If the Reference Index closes at or above its Coupon Barrier as of a given Observation Date, the Notes will pay the Contingent Coupon on the applicable Coupon Payment Date.
•	We may call the Notes on any Coupon Payment Date beginning in December 2023 (other than the final Coupon Payment Date).
•	If the Notes are not called and the Final Level is greater than or equal to the Trigger Level, the Notes will pay the principal amount.
•	If the Final Level is less than the Trigger Level, you could lose your entire investment.
Hypothetical Scenario Analysis
DETERMINING PAYMENT FOR EACH OBSERVATION DATE
You will not receive the relevant Contingent Coupon.
In addition, on each Observation Date, beginning in December 2023, we will have the option to call the notes.
DETERMINING PAYMENT AT MATURITY
You will lose 1% of the principal amount of your notes for each 1% decrease in the level of the Reference Index.
Investors could lose some or all of their investment at maturity if there has been a decline in the level of the Reference Index.
Key Product Risks
•
This investment may result in a loss of up to 100% of principal. If the Notes are not called and the Final Level of the Reference Index is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing level of the Reference Index from the Trade Date to the Valuation Date.

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The Notes do not guarantee the payment of any Contingent Coupons over their term. You will not receive the Contingent Coupon in respect of any Observation Date where the closing level of the Reference Index is less than the Coupon Barrier.

•	The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the level of the Reference Index, which may be significant.
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Although the return on the Notes will be based on the performance of the Reference Index, the payment of any amount due on the Notes is subject to RBC’s credit risk. Investors are dependent on RBC’s ability to pay all amounts due on the Notes.

•	Please see next page for additional risks.

Product Risks
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Investors could lose all or a substantial portion of their principal amount if there is a decrease in the level of the Reference Index between the Trade Date and the Valuation Date. If we do not call the Notes and the Final Level is less than the Trigger Level, the amount of cash that you receive at maturity will represent a loss of your principal that is proportionate to the decrease in the closing level of the Reference Index from the Trade Date to the Valuation Date. Any Contingent Coupons received on the Notes prior to the Maturity Date may not be sufficient to compensate for any such loss.

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Investors may not receive payment of any Contingent Coupons over the term of the Notes.  You will not receive the Contingent Coupon in respect of any Observation Date if the closing level of the Reference Index is below the Coupon Barrier).

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If the Notes are called early, there is no guarantee that you would be able to reinvest the proceeds in a comparable investment. The period over which you could receive the Contingent Coupons could be as little as 6 months.

•	Payments on the Notes are subject to our credit risk, and changes in our credit ratings are expected to affect the market value of the Notes.
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The initial estimated value that will be set forth in the final pricing supplement for the Notes is expected to be less than the principal amount, and does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.

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The Notes will not be listed on any securities exchange. RBC (or its affiliates) may offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes when you wish to do so. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBC (or its affiliates) is willing to buy the Notes. Sales of the Notes in the secondary market may result in significant losses.

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RBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging RBC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of RBC are potentially adverse to your interests as an investor in the Notes.

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In addition to the level of the Reference Index, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including the actual and expected volatility of the Reference Index, the amount of time remaining until maturity of the Notes, the dividend rates on the securities included in the Reference Index, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the Reference Index, and our creditworthiness, including actual or anticipated downgrades in our credit ratings.

The risks set forth in this document are only intended as summaries of some of the risks relating to an investment in the Notes. Prior to investing in the Notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the terms supplement and the “Risk Factors” section of the product prospectus supplement, which set forth additional risks relating to an investment in the Notes.  This document is only intended to be read together with the preliminary terms supplement and related documents, which may be accessed here.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.